CORRESP.

August 9, 2007

Mr. Frank Wyman

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Dear Mr. Wyman,

We received your letter dated June 28, 2007 and responded on July 6, 2007 indicating that we would respond to the SEC’s questions in writing by August 10, 2007. Based upon our telephone conversations with you, it is our intent to provide our written response to the June 28, 2007 letter on or before August 20, 2007. This additional time will allow the SEC to review Arrowhead’s analysis of the potential impact of the recommended changes and to clarify with me the most effective form and scope of Arrowhead’s formal written response.

Sincerely

/s/Paul McDonnel

Paul McDonnel

V.P. and Controller